UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BioCardia, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

09060U507

(CUSIP Number)

Phillip Frost, M.D.

Frost Gamma Investments Trust

4400 Biscayne Blvd, Suite 1500

Miami, Florida 33137

(305) 575-6015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSON Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,571,179 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,571,179 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,571,179 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,571,179 shares held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust.

(2)	Calculated based on 25,913,503 shares of Common Stock outstanding as of February 14, 2024, as reported by the Issuer on Form S-3 filed with the Securities and Exchange Commission on February 14, 2024.

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,571,179 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,571,179 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,571,179 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 1,571,179 shares held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust.

(2)	Calculated based on 25,913,503 shares of Common Stock outstanding as of February 14, 2024, as reported by the Issuer on Form S-3 filed with the Securities and Exchange Commission on February 14, 2024.

EXPLANATORY NOTE

This Amendment No. 5 (the “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of Phillip Frost, M.D. (“Dr. Frost”), and Frost Gamma Investments Trust (“FGIT”) and relates to the common stock, par value $.001 per share (the “Common Stock”), of BioCardia, Inc. (the “Issuer”). This Amendment amends and supplements the statement on Schedule 13D filed by OPKO, Dr. Frost and FGIT with the SEC on June 12, 2019, as amended by Amendment No. 1, dated October 23, 2019, as amended by Amendment No. 2, dated November 19, 2019, as amended by Amendment No. 3, dated December 28, 2022, as amended by Amendment No. 4, dated February 6, 2024 (the “June 2019 Schedule 13D”), which amended and restated the Schedule 13D filed on February 14, 2019. As noted in the June 2019 Schedule 13D, any group between Dr. Frost and OPKO that may have existed with respect to securities of the Issuer prior to the June 2019 Schedule 13D has ceased to exist. Dr. Frost and FGIT (the “Reporting Persons”) are the reporting persons with respect to this Amendment. Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the June 2019 Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the June 2019 Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at: 320 Soquel Way Sunnyvale, California 94085.

ITEM 2.	IDENTITY AND BACKGROUND

No change.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows.

The information set forth or incorporated under the heading “Explanatory Note” and in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

The source of funds used by Dr. Frost and FGIT for each of its acquisitions of securities of the Issuer was working capital of FGIT.

ITEM 4.	PURPOSE OF TRANSACTION

No change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(b), (d) are hereby amended and restated to read as follows:

(a)(b), (d)

FGIT holds 1,571,179 shares of Common Stock, or approximately 6.1% of the Issuer’s issued and outstanding shares, based on 25,913,503 shares of Common Stock outstanding as of February 14, 2024, as reported by the Issuer on Form S-3 filed with the SEC on February 14, 2024. On February 7, 2024 to February 27, 2024, Dr. Frost disposed of an aggregate of 324,846 shares of Common Stock in multiple trades at prices ranging from $0.40 to $0.51 in the open market as described in the table below.

Date	Number of Shares Disposed	Price Range
February 7, 2024	20,000	$0.4611 – $0.4301
February 8, 2024	64,846	$0.4338 – $0.4000
February 9, 2024	20,000	$0.4200 – $0.4000
February 12, 2024	20,000	$0.4098 – $0.4497
February 13, 2024	20,000	$0.4070 – $0.4434
February 14, 2024	20,000	$0.4150 – $0.4430
February 15, 2024	20,000	$0.4200 – $0.4700
February 16, 2024	20,000	$0.4300 – $0.4460
February 20, 2024	20,000	$0.4400 – $0.4600
February 21, 2024	20,000	$0.4000 – $0.4700
February 22, 2024	20,000	$0.4100 – $0.4400
February 23, 2024	20,000	$0.4200 – $0.4500
February 26, 2024	20,000	$0.4400 – $0.4700
February 27, 2024	20,000	$0.4600 – $0.5100

Dr. Frost is the sole trustee of FGIT. On June 6, 2019, the Issuer effected a 1-9 reverse stock split of its common stock (the "Reverse Stock Split"). The amount of securities reported on this Schedule 13D have been adjusted to reflect the Reverse Stock Split.

Dr. Frost and FGIT’s reported ownership does not include securities owned by OPKO. In addition to serving as Chairman and Chief Executive Officer of OPKO, Dr. Frost and entities controlled by Dr. Frost (including FGIT) beneficially own approximately 35% of the outstanding common stock of OPKO. Dr. Frost and FGIT each disclaim beneficial ownership of the securities of the Issuer owned by OPKO.

Dr. Frost is the trustee of FGIT. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. As a result of the foregoing, Dr. Frost is also considered beneficial owner of the securities owned by FGIT. Dr. Frost disclaims beneficial ownership in the securities except to the extent of any pecuniary interest therein.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No change.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1   Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

Dr. Phillip Frost

By:	/s/ Phillip Frost, M.D.

Frost Gamma Investments Trust

By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Trustee